Filed by First Busey Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mid Illinois Bancorp, Inc.

First Busey Corporation Commission File No.: 0-15950

KEY COMMUNICATION POINTS | CUSTOMERS & COMMUNITIES

*PRIVATE & CONFIDENTIAL:  FOR INTERNAL BUSINESS USE ONLY

•                  This is a partnership between two strong, local community-minded companies with Midwestern roots and values who plan to continue longstanding commitments to providing premier service experiences where we work and live.

•                  Customers will continue being served by experienced local bankers who have the ability to make decisions regarding their relationship. Our focus on people will not change allowing us to deliver the same high quality personal service our customers have come to expect.

•                  Customers will benefit from increased capabilities and an expanded geography.  As we join together, our combined resources allow us to continue delivering best-in-class products and services, new capabilities like agricultural and farm brokerage services, an enhanced online and mobile banking platform, as well as an increased capacity to meet the growing business banking needs of our communities and clients—spurring economic and community development opportunities. Additionally, South Side Bank customers will soon have access to banking and trust services across Illinois, and parts of Missouri, Indiana and Southwest Florida.

We believe that Busey Bank is the right strategic partner—one whose employee-focused culture and vision of service excellence aligns with the principles South Side Trust & Savings Bank was founded upon. Both companies benefit from being a leader in the Peoria market; collectively, we will be #2 in deposit market share in Peoria County, allowing us to continue leveraging best practices and serving our customers though solid community banking practices—today and in the future.  Additionally, the newly-combined company will manage over $6B in assets under management through Busey’s wealth management business.

•                  The partnership reflects a shared belief we can ‘out-small the bigs and out-big the smalls.’  We have the resources to compete with the “Big Banks” while maintaining an unwavering commitment to local community bank culture.

•                  Both organizations have demonstrated success in providing premier customer service; building and maintaining strong relationships; and providing countless hours of human, social and financial capital in support of serving the communities where we live.

•                  Customers can expect nothing to change right now. Prior to the bank merger in 2018 there will be no merger-related changes for Busey Bank or South Side Bank customers. Communicating to customers will be a top priority throughout this transition.

•                  No definitive timelines can be established at this time. Assuming proper regulatory and other approvals are granted, we anticipate merging the holding companies in the second half of 2017, and South Side Bank would subsequently merge into Busey Bank in early 2018.

Member FDIC

Special Note Concerning Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of First Busey and Mid Illinois.  Forward-looking statements, which may be based upon beliefs, expectations and assumptions of First Busey’s and Mid Illinois’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions.  Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and neither First Busey nor Mid Illinois undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of First Busey and Mid Illinois to control or predict, could cause actual results to differ materially from those in any forward-looking statements.  These factors include, among others, the following: (i) the possibility that any of the anticipated benefits of the proposed transaction between First Busey and Mid Illinois will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of Mid Illinois with those of First Busey will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of the required shareholder approval; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength of the local, national and international economy; (ix) changes in state and federal laws, regulations and governmental policies concerning First Busey’s and Mid Illinois’s general business; (x) changes in interest rates and prepayment rates of First Busey’s and Mid Illinois’s assets; (xi) increased competition in the financial services sector and the inability to attract new customers; (xii) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (xiii) the loss of key executives or employees; (xiv) changes in consumer spending; (xv) unexpected results of acquisitions, including the acquisition of Mid Illinois; (xvi) unexpected outcomes of existing or new litigation involving First Busey or Mid Illinois; (xvii) the economic impact of any future terrorist threats or attacks; (xviii) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards; and (xix) changes in accounting policies and practices. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning First Busey and Mid Illinois and their respective business, including additional factors that could materially affect First Busey’s and Mid Illinois’s financial results, are included in First Busey’s and Mid Illinois’s filings with the Securities and Exchange Commission (the “SEC”).

Additional Information

First Busey will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Mid Illinois that also constitutes a prospectus of First Busey, which will be sent to the shareholders of Mid Illinois. Mid Illinois’s shareholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about First Busey, Mid Illinois and the proposed transaction. When filed, this document and other documents relating to the merger filed by First Busey and Mid Illinois can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Busey’s website at www.busey.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from First Busey upon written request to First Busey Corporation, Corporate Secretary, 100 W. University Avenue, Champaign, Illinois 61820 or by calling (217) 365-4544, or from Mid Illinois, upon written request to Mid Illinois Bancorp, Inc., Attn: Mark Joseph, 2119 S.W. Adams Street, Peoria, Illinois 61602 or by calling 309-676-0521.

Participants in this Transaction

First Busey, Mid Illinois and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found in the definitive proxy statement of First Busey relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 14, 2016. This definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.